                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                      ------------------------------------



                                  SCHEDULE 13D
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (AMENDMENT NO. 5)
                      ------------------------------------


                   SHELTER PROPERTIES VII LIMITED PARTNERSHIP
                                (Name of Issuer)


                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)

                      ------------------------------------


                                PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                      ------------------------------------


                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                      ------------------------------------



                                OCTOBER 1, 1998
            (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

--------------------------------------------------------------------------------


                         (Continued on following pages)

                              (Page 1 of 27 Pages)

----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                          13D/A                                    Page 2 of 27
          --------

----------------------------------                                                     -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                         COOPER RIVER PROPERTIES, L.L.C.
-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                      (a) [ ]

                                                                                                                      (b) [X]
-----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS
                                         NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              OR 2(e)

                                                                                                                           [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES                                  0
       BENEFICIALLY
         OWNED BY           -------------------------------------------------------------------------------------------------
           EACH                  8.      SHARED VOTING POWER
         REPORTING
        PERSON WITH                               1,450
                            -------------------------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  1,450
-----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         3,877
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                        [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         22.4%
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         OO
=============================================================================================================================






----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                          13D/A                                    Page 3 of 27
          --------

----------------------------------                                                     -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                         MADISON RIVER PROPERTIES, L.L.C.
-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                      (a) [ ]

                                                                                                                      (b) [X]
-----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS
                                         NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              OR 2(e)

                                                                                                                           [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES                                  0
       BENEFICIALLY
         OWNED BY           -------------------------------------------------------------------------------------------------
           EACH                  8.      SHARED VOTING POWER
         REPORTING
        PERSON WITH                               2,180
                            -------------------------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  2,180
-----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         3,877
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                        [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         22.4%
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         OO
=============================================================================================================================






----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                          13D/A                                    Page 4 of 27
          --------

----------------------------------                                                     -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                         INSIGNIA PROPERTIES, L.P.
-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                      (a) [ ]

                                                                                                                      (b) [X]
-----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS
                                         NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              OR 2(e)

                                                                                                                           [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES                                  0
       BENEFICIALLY
         OWNED BY           -------------------------------------------------------------------------------------------------
           EACH                  8.      SHARED VOTING POWER
         REPORTING
        PERSON WITH                               1,450
                            -------------------------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  1,450
 -----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         3,877
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                        [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         22.4%
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         PN
=============================================================================================================================






----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                          13D/A                                    Page 5 of 27
          --------

----------------------------------                                                     -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                         INSIGNIA PROPERTIES TRUST
-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                      (a) [ ]

                                                                                                                      (b) [X]
-----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS
                                         NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              OR 2(e)

                                                                                                                           [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         MARYLAND
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES                                  0
       BENEFICIALLY
         OWNED BY           -------------------------------------------------------------------------------------------------
           EACH                  8.      SHARED VOTING POWER
         REPORTING
        PERSON WITH                               1,450
                            -------------------------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  1,450
-----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         3,877
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                        [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         22.4%
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         OO
=============================================================================================================================







----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                          13D/A                                    Page 6 of 27
          --------

----------------------------------                                                     -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                         AIMCO PROPERTIES, L.P.
-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                      (a) [ ]

                                                                                                                      (b) [X]
-----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS
                                         NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              OR 2(e)

                                                                                                                           [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES                                  0
       BENEFICIALLY
         OWNED BY           -------------------------------------------------------------------------------------------------
           EACH                  8.      SHARED VOTING POWER
         REPORTING
        PERSON WITH                               2,427
                            -------------------------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  2,427
-----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         3,877
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                        [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         22.4%
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         PN
=============================================================================================================================







----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                          13D/A                                    Page 7 of 27
          --------

----------------------------------                                                     -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                         AIMCO-GP, INC.
-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                      (a) [ ]

                                                                                                                      (b) [X]
-----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS
                                         NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              OR 2(e)

                                                                                                                           [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES                                  0
       BENEFICIALLY
         OWNED BY           -------------------------------------------------------------------------------------------------
           EACH                  8.      SHARED VOTING POWER
         REPORTING
        PERSON WITH                               2,427
                            -------------------------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  2,427
-----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         3,877
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                        [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         22.4%
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         CO
=============================================================================================================================







----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                          13D/A                                    Page 8 of 27
          --------

----------------------------------                                                     -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                               APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                                           I.R.S. # 84-1259577

-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                      (a) [ ]

                                                                                                                      (b) [X]
-----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS
                                         NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              OR 2(e)

                                                                                                                           [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         MARYLAND
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES                                  0
       BENEFICIALLY
         OWNED BY           -------------------------------------------------------------------------------------------------
           EACH                  8.      SHARED VOTING POWER
         REPORTING
        PERSON WITH                               3,877
                            -------------------------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  3,877
-----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         3,877
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                        [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         22.4%
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         CO
=============================================================================================================================

                        AMENDMENT NO. 5 TO SCHEDULE 13D

             This Amendment No. 5, which relates to the units of limited partnership interest ("Units") in Shelter Properties VII Limited Partnership, a South Carolina limited partnership (the "Partnership"), amends and supplements the Statement on Schedule 13D (as amended through the date hereof, the "Statement") previously filed with the Commission by Insignia Financial Group, Inc. ("Insignia"). This Amendment No. 5 is being filed to report information regarding the changes in beneficial ownership of the Units that occurred as a result of the merger (the "AIMCO Merger") of Insignia, including its controlling interest in Insignia Properties Trust ("IPT") with and into Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), with AIMCO being the surviving corporation, on October 1, 1998. Accordingly, this Amendment No. 5 relates to Units beneficially owned by Cooper River Properties, L.L.C., a Delaware limited liability company ("Cooper River"), Madison River Properties, L.L.C., a Delaware limited liability company ("Madison River"), Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), IPT, AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO OP"), AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP"), and AIMCO (Cooper River, Madison River, IPLP, IPT, AIMCO OP, AIMCO-GP and AIMCO are sometimes collectively referred to in this Statement as the "Reporting Persons").

             The following Items of the Statement are hereby supplemented and/or amended:

ITEM 2.  IDENTITY AND BACKGROUND.

             (a)-(c) Following the AIMCO Merger, AIMCO OP, AIMCO-GP and AIMCO became beneficial owners of the Units. The principal business address of each of the Reporting Persons is located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

             As a result of the completion of the AIMCO Merger on October 1, 1998, AIMCO succeeded to Insignia with respect to all interests owned by Insignia, including Insignia's interests in IPT and IPLP. Upon consummation of the AIMCO Merger, AIMCO and its subsidiaries contributed all of the common partnership units in IPLP which it acquired from Insignia to AIMCO OP. Accordingly, IPT remains the sole general partner of IPLP (owning approximately 66% of the total equity interests of IPLP) and AIMCO OP is the sole limited partner of IPLP (owning approximately 34% of the total equity interests in IPLP). AIMCO also owns approximately 50.7% of the outstanding common shares of IPT, with the right to acquire up to 65.4% of such shares (based upon the number of common shares of IPT outstanding as of October 1, 1998) upon AIMCO OP's exercise of its right to exchange one common partnership unit of IPLP for one common share of IPT.

             As of June 30, 1998, AIMCO owns an approximately 89% controlling interest in AIMCO OP through its wholly-owned subsidiaries, AIMCO-LP, Inc., a Delaware corporation ("AIMCO-LP"), and AIMCO-GP. AIMCO-LP is a limited partner of AIMCO OP (owning approximately 88% of the total equity interests) and AIMCO-GP is the sole general partner of AIMCO (owning approximately 1% of the total equity interests). The principal business of AIMCO OP is to own and operate multifamily residential properties. The principal business of AIMCO-GP is to act as the sole general partner of AIMCO OP. The directors and executive officers of AIMCO-GP, which is the general partner of AIMCO OP, may be deemed to control the management of AIMCO OP. AIMCO-GP's executive officers are the same as those of AIMCO and the two directors of AIMCO-GP, Terry Considine and Peter K. Kompaniez, are also directors of AIMCO. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of AIMCO-GP and AIMCO are set forth in Schedule II to this Statement.

             AIMCO was formed on January 10, 1994 and currently is one of the largest owners and managers of multifamily apartment properties in the United States, based on apartment unit data compiled by the National Multi Housing Council as of January 1, 1998. As of June 30, 1998, AIMCO, through its subsidiaries, owned or controlled 58,345 units in 210 apartment communities and had an equity interest in 74,318 units in 478 apartment communities. In addition, AIMCO managed 68,248 units in 357 apartment communities for third parties and affiliates, for an aggregate portfolio of owned and managed properties of 200,911 units in 1,045 apartment communities. The apartment communities are located in 42 states, the District of Columbia and Puerto Rico. AIMCO has elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes. AIMCO conducts substantially all of its operations through AIMCO OP and its subsidiaries.

             On October 1, 1998, AIMCO acquired substantially all of Insignia's residential assets and ownership interests (including its controlling interest in IPT) pursuant to the AIMCO Merger. Insignia was a fully integrated real estate services organization specializing in the ownership and operation of securitized real estate assets, and was the largest manager of multifamily residential properties in the United States as of January 1, 1998. As of the consummation of the AIMCO Merger, Insignia provided, among other things, property and/or asset management services for over 3,800 properties, including approximately 272,000 residential units. Following the AIMCO Merger, AIMCO will operate more than 2,000 properties, including nearly 400,000 apartment units serving approximately one million residents.

             Upon consummation of the AIMCO Merger, IPLP was appointed managing member, and therefore replaced the previous managers, of Cooper River. In addition, AIMCO OP was appointed managing member, and therefore replaced the previous managers, of Madison River. Finally, AIMCO appointed new trustees and executive officers of IPT. The name, business address, present principal occupation or employment and citizenship of each trustee and executive officer of IPT is set forth in Schedule I to this Statement.

             (d)-(e) During the past five years none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules I and II, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.  PURPOSE OF THE TRANSACTION.

             Effective October 1, 1998 in connection with the AIMCO Merger, AIMCO acquired a controlling interest in IPT, which in turn controls the general partner of the Partnership (the "General Partner"). Upon consummation of the AIMCO Merger, AIMCO appointed the directors and officers of AIMCO-GP (which is a wholly-owned subsidiary of AIMCO) as the directors and officers of the General Partner. In addition, AIMCO owns a majority of the company that manages the Partnership's properties. The Reporting Persons intend that the Partnership will continue its business and operations substantially as they are currently being conducted.

             In the near future, the Reporting Persons may acquire additional Units or sell Units. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be for cash, limited partnership interests in AIMCO OP or other consideration. The Reporting Persons also may consider selling some or all of the Units they own to persons not yet determined, which may include affiliates of

AIMCO OP. AIMCO OP may also buy the Partnership's properties, although it has no present intention to do so. There can be assurance, however, that the Reporting Persons will initiate or complete, or will cause the Partnership to initiate or complete, any transaction during any specific time period or at all.

             The Reporting Persons do not have any present plans or proposals which relate to or would result in any material changes in the Partnership's structure or business such as a merger, reorganization or liquidation. The Reporting Persons have no present intention to cause the Partnership to sell any of its properties or to prepay current mortgages within any specified time period. A merger or other consolidation transaction and certain kinds of other extraordinary transactions may require a vote of the limited partners of the Partnership in accordance with the Partnership's Limited Partnership Agreement or applicable state laws. The Reporting Persons' primary objective in acquiring the Units is not to influence the vote on any particular transaction, but rather to acquire additional interests in the Partnership at prices deemed acceptable by the General Partner.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

             (a)-(b) Cooper River directly owns 1,450 Units, Madison River directly owns 2,180 Units and AIMCO OP directly owns 247 Units (for an aggregate of 3,877 Units), representing approximately 8.4%, 12.6% and 1.4%, respectively, or a total of 22.4% of the outstanding Units based on the 17,343 Units outstanding at October 1, 1998.

             As a result of Insignia being merged with and into AIMCO, with AIMCO being the surviving corporation, in the AIMCO Merger, AIMCO succeeded to Insignia as the beneficial owner of the Units. Immediately following the AIMCO Merger on October 1, 1998, IPLP and AIMCO OP entered into an Assignment and Assumption Agreement (the "Assignment Agreement"), pursuant to which IPLP transferred and assigned, among other things, its equity interest in Madison River and the Units directly owned by IPLP to AIMCO OP. Accordingly, AIMCO OP succeeded to IPLP as owner of the Units previously directly owned by IPLP and Madison River became a wholly-owned subsidiary of AIMCO OP. AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by each of AIMCO OP and Madison River by reason of their relationship with AIMCO OP. AIMCO controls AIMCO OP through its two wholly-owned subsidiaries, AIMCO-GP, which is the sole general partner of AIMCO OP, and AIMCO-LP, which is a limited partner (owning approximately 88% of the total equity interests) of AIMCO OP. IPLP, IPT and AIMCO may be deemed to beneficially own the Units directly owned by Cooper River by reason of each of IPLP's, IPT's and AIMCO's relationship with Cooper River. Cooper River is a wholly-owned subsidiary of IPLP and IPT is the sole general partner (owning approximately 70% of the total equity interests) in IPLP. AIMCO currently owns approximately 51% of the outstanding common shares of IPT, with the right to acquire up to approximately 65% of such shares (as further described in Item 2 above).

             Accordingly, for purposes of this Statement: (i) Cooper River is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 1,450 Units directly owned by it; (ii) Madison River is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 2,180 Units directly owned by it; (iii) IPLP and IPT are reporting that they each share the power to vote or direct the vote and the power to dispose or direct the disposition of the 1,450 Units directly owned by Cooper River; (iv) AIMCO OP is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 247 Units directly owned by it and the 2,180 Units directly owned by Madison River; (v) AIMCO-GP is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the aggregate of 2,427 Units directly owned by Madison River and AIMCO OP; and (vi) AIMCO is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the aggregate of 3,877 Units directly owned by Cooper River, Madison River and AIMCO OP.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             The information in Item 5 and the Assignment Agreement, which is attached hereto as Exhibit 7.1, is incorporated herein by reference.

             In addition to the AIMCO Merger, effective October 1, 1998, AIMCO and IPT entered into an agreement and plan of merger (the "IPT Merger Agreement"), which provides for, among other things, (a) the merger of IPT with and into AIMCO, with AIMCO being the surviving corporation, or (b) the merger of a subsidiary of AIMCO with and into IPT, with IPT being the surviving corporation (collectively, the "IPT Merger"). The IPT Merger Agreement provides that, upon consummation of the IPT Merger, shareholders of IPT (the "IPT Shareholders") will receive $13.25 per common share of beneficial ownership, $.01 par value per share (the "Shares"), of IPT in cash, or $13.28 per Share in shares of common stock of AIMCO, at AIMCO's option.

             The IPT Merger is subject to the approval of the IPT Shareholders, regulatory approvals, and the satisfaction or waiver of various other conditions. AIMCO has agreed to vote all Shares owned by it in favor of the IPT Merger Agreement and the transactions contemplated thereby, and granted certain members of the Board of Trustees of IPT (the "IPT Board") an irrevocable proxy (the "Irrevocable Limited Proxy") to vote all Shares held by AIMCO at all meetings of IPT Shareholders, and in every written consent in lieu of such meetings, in favor of approval of the IPT Merger and any matter that could reasonably be expected to facilitate the IPT Merger. Each grantee under the Irrevocable Limited Proxy explicitly agreed in writing to vote all Shares subject to the Irrevocable Limited Proxy in favor of the IPT Merger. The Irrevocable Limited Proxy will terminate upon the earlier of (a) January 1, 2002 and (b) the consummation of the IPT Merger.

             The board of directors of AIMCO and the IPT Board may agree in writing to terminate the IPT Merger Agreement without completing the IPT Merger. The IPT Merger Agreement may also be terminated in certain other circumstances.

             If the IPT Merger is not completed, AIMCO will continue to control the majority of outstanding Shares. However, certain transactions involving AIMCO and IPT that occur between the effective time of the IPT Merger and the termination of the IPT Merger Agreement between AIMCO and IPT, including the acquisition by AIMCO of assets of IPLP and interests in partnerships controlled by IPT (including the Partnership), will be unwound.

             The IPT Merger Agreement also provides that Andrew L. Farkas, James A. Aston, Warren M. Eckstein, Frank M. Garrison and Bryan L. Herrmann will continue to serve as trustees of IPT (collectively, the "Continuing Trustees") until the earlier of the closing of the IPT Merger or the termination of the IPT Merger Agreement. Pursuant to the IPT Merger Agreement and the Bylaws of IPT, a majority of the Continuing Trustees must approve, among other things, the following actions: (i) removal of a Continuing Trustee;
(ii) termination of IPT's independent auditors or the financial advisor or legal counsel for the IPT Merger; (iii) all alternative proposals to acquire IPT or its subsidiaries; (iv) amendment or waiver of any provision of (A) the IPT Merger Agreement, (B) the Fourth Amended and Restated Agreement of Limited Partnership of Insignia Properties, L.P., (C) the Declaration of Trust of IPT or (D) the Bylaws of IPT; (v) modification of the powers of the Continuing Trustees, and (vi) making of loans by IPT or its subsidiaries to AIMCO or its subsidiaries. The Continuing Trustees' special powers terminate on the earliest to occur of (i) the IPT Merger, (ii) January 1, 2002 or (iii) the sooner termination of the IPT Merger Agreement under certain circumstances.

             In connection with the execution of the IPT Merger Agreement, AIMCO and certain shareholders of IPT entered into an agreement, dated October 1, 1998 (the "Shareholder's Agreement"), whereby AIMCO agreed that, following a termination of the IPT Merger Agreement under certain circumstances, it will vote its IPT Shares as follows: for the first two annual meetings of IPT Shareholders following such a termination, in favor of designees of the Continuing Trustees so that such designees constitute a majority of the trustees of the IPT Board, and thereafter in favor of designees of the Continuing Trustees so that such designees constitute one less than a majority of the trustees of the IPT Board. The Shareholder's Agreement remains in effect as long as AIMCO and/or its affiliates own at least 10% of the outstanding IPT Shares, but terminates upon consummation of the IPT Merger.

             The information set forth above and in Item 2 is qualified in its entirety by reference to the IPT Merger Agreement, Irrevocable Limited Proxy, IPT Bylaws and Shareholder's Agreement, each of which is attached hereto as Exhibits 7.2, 7.3, 7.4 and 7.5 and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

             Exhibit 7.1 Assignment and Assumption Agreement, dated as of October 1, 1998, between IPLP and AIMCO OP.

             Exhibit 7.2 Agreement and Plan of Merger, dated as of October 1, 1998, by and between AIMCO and IPT.

             Exhibit 7.3 Irrevocable Limited Proxy, dated October 1, 1998, granted by AIMCO to Andrew L. Farkas, James A. Aston and Frank M. Garrison.

             Exhibit 7.4 Second Amended and Restated Bylaws of IPT, dated October 2, 1998.

             Exhibit 7.5 Shareholder's Agreement, dated October 1, 1998, among AIMCO, Andrew L. Farkas, James A. Aston and Frank M. Garrison.

             Exhibit 7.6 Agreement of Joint Filing, dated October 26, 1998, among the Reporting Persons.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 26, 1998

                                          COOPER RIVER PROPERTIES, L.L.C.

                                          By:   AIMCO Properties, L.P.,
                                                its managing member

                                          By:   AIMCO-GP, Inc.,
                                                its General Partner


                                          By:   /s/ PATRICK J. FOYE
                                                ------------------------------
                                                Patrick J. Foye
                                                Executive Vice President


                                          MADISON RIVER PROPERTIES, L.L.C.

                                          By:   AIMCO Properties, L.P.,
                                                its managing member

                                          By:   AIMCO-GP, Inc.,
                                                its General Partner


                                          By:   /s/ PATRICK J. FOYE
                                                -----------------------------
                                                Patrick J. Foye
                                                Executive Vice President


                                          INSIGNIA PROPERTIES, L.P.

                                          By:   Insignia Properties Trust,
                                                its General Partner


                                          By:   /s/ PATRICK J. FOYE
                                                ------------------------------
                                                Patrick J. Foye
                                                Executive Vice President

                                          INSIGNIA PROPERTIES TRUST


                                          By:   /s/ PATRICK J. FOYE
                                                ------------------------------
                                                Patrick J. Foye
                                                Executive Vice President


                                          AIMCO PROPERTIES, L.P.

                                          By:   AIMCO-GP, Inc.,
                                                its General Partner


                                          By:   /s/ PATRICK J. FOYE
                                                ------------------------------
                                                Patrick J. Foye
                                                Executive Vice President


                                          AIMCO-GP, INC.


                                          By:   /s/ PATRICK J. FOYE
                                                ------------------------------
                                                Patrick J. Foye
                                                Executive Vice President


                                          APARTMENT INVESTMENT AND
                                          MANAGEMENT COMPANY


                                          By:   /s/ PATRICK J. FOYE
                                               -------------------------------
                                                Patrick J. Foye
                                                Executive Vice President

                                   SCHEDULE I

                           INFORMATION REGARDING THE
                     TRUSTEES AND EXECUTIVE OFFICERS OF IPT

Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each of the trustees and executive officers of IPT. Each person identified below is employed by IPT, unless otherwise indicated, and is a United States citizen. The principal business address of IPT and, unless otherwise indicated, the business address of each person identified below, is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Trustees are identified by an asterisk.



NAME                          PRESENT PRINCIPAL OCCUPATION
----                          ----------------------------
Terry Considine*              Terry Considine has served as a Trustee and as
                              Chairman of the Board of Trustees and Chief
                              Executive Officer of IPT since October 1, 1998.
                              For additional information concerning Mr.
                              Considine, see Schedule II.

Peter. K. Kompaniez*          Peter K. Kompaniez has served as President and a
                              Trustee of IPT since October 1, 1998. For additional information concerning Mr. Kompaniez, see Schedule II.

Thomas W. Toomey*             Thomas W. Toomey has served as Executive Vice
                              President -- Finance and a Trustee of IPT since
                              October 1, 1998. For additional information concerning Mr. Toomey, see Schedule II.

Joel F. Bonder                Joel F. Bonder has served as Executive Vice
                              President and General Counsel of IPT since
                              October 1, 1998. For additional information concerning Mr. Bonder, see Schedule II.

Jeffrey P. Cohen              Jeffrey P. Cohen has served as Secretary of IPT
                              since October 1, 1998. Mr. Cohen currently serves as a Senior Vice President of Insignia/ESG
                              Holdings, Inc., a Delaware corporation
                              ("Holdings"), and also serves as Executive
                              Managing Director of Insignia/ESG, Inc., which is the operating company of Holdings.

Patrick J. Foye*              Patrick J. Foye has served as Executive Vice
                              President and a Trustee of IPT since October 1,
                              1998. For additional information concerning Mr.
                              Foye, see Schedule II.

Robert Ty Howard              Robert Ty Howard has served as Executive Vice
                              President -- Ancillary Services of IPT since
                              October 1, 1998. For additional information concerning Mr. Howard, see Schedule II.

NAME                          PRESENT PRINCIPAL OCCUPATION
----                          ----------------------------
Steven D. Ira*                Steven D. Ira has served as Executive Vice
                              President and a Trustee of IPT since October 1,
                              1998. For additional information concerning Mr.
                              Ira, see Schedule II.

David L. Williams             David L. Williams has served as Executive Vice
                              President -- Property Operations of IPT since
                              October 1, 1998. For additional information concerning Mr. Williams, see Schedule II.

Harry G. Alcock*              Harry G. Alcock has served as Senior Vice
                              President -- Acquisitions and a Trustee of IPT since October 1, 1998. For additional information concerning Mr. Alcock, see Schedule II.

Troy D. Butts                 Troy D. Butts has served as Senior Vice President
                              and Chief Financial Officer of IPT since October
                              1, 1998. For additional information concerning
                              Mr. Butts, see Schedule II.

Andrew L. Farkas*             Andrew L. Farkas currently serves as a Continuing
  375 Park Avenue             Trustee of IPT since October 1, 1998. Mr. Farkas'
  Suite 3401                  present principal occupation is to serve as the
  New York, New York 10152    Chairman of the Board and Chief Executive Officer
                              of Holdings, which is the parent company of an international real estate organization specializing in commercial real estate services, single-family brokerage and mortgage origination, condominium and cooperative apartment management, equity co-investment and other services.
                              Holdings' principal executive offices are located at 200 Park Avenue, New York, New York 10166.

James A. Aston*               James A. Aston currently serves as a Continuing
  15 South Main Street        Trustee of IPT since October 1, 1998. Mr. Aston's
  Greenville,                 present principal occupation is to serve as Chief
  South Carolina 29601        Financial Officer and member of the Office of the
                              Chairman of Holdings.

Frank M Garrison*             Frank M. Garrison currently serves as a
  102 Woodmont Boulevard      Continuing Trustee of IPT since October 1, 1998.
  Suite 400                   Mr. Garrison's present principal occupation is as
  Nashville, Tennessee 37205  a member of the Office of the Chairman of
                              Holdings.

NAME                          PRESENT PRINCIPAL OCCUPATION
----                          ----------------------------

Bryan L. Herrmann*            Bryan L. Herrmann currently serves as a
 5043 Gould Avenue            Continuing Trustee of IPT since October 1, 1998.
 La Canada, California 91011  Mr. Herrmann's present principal occupation is as an investment banker and Chairman and Chief
                              Executive Officer of Base Camp 9 Corp., since
                              1990. Mr. Herrman served as a Trustee, Chairman of the Compensation Committee and member of the Executive Committee of the Board of Trustees of Angeles Mortgage Investment Trust from 1994 until
                              September 1998. In addition to his duties at Base
                              Camp 9 Corp., from 1992 to 1994, Mr. Herrmann served as Chief Executive Officer of Spaulding
                              Composites Company and is currently a member of its board of directors. Since 1984 Mr. Herrmann has been the general partner of MOKG 1984
                              Investment Partners Ltd. Mr. Herrmann is a member of the board of directors of Wynn's
                              International, Inc., a New York Stock Exchange
                              Company.

Warren M. Eckstein*           Warren M. Eckstein currently serves as a
  Warburg Dillon Read         Continuing Trustee of IPT since October 1, 1998.
  535 Madison Avenue          Mr. Eckstein's present principal occupation is as
  6th Floor                   Managing Director -- Investment Banking of Paine
  New York, New York 10022    Webber Incorporated, since October 1996. Prior to
                              October 1996, Mr. Eckstein served as Senior Vice
                              President, Investment Banking, of Dillon, Reed &
                              Co., Inc.

                                  SCHEDULE II

         INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                               AIMCO-GP AND AIMCO


         1. DIRECTORS AND EXECUTIVE OFFICERS OF AIMCO-GP AND AIMCO. Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of AIMCO-GP and AIMCO. Unless otherwise indicated, each person identified below is employed by AIMCO-GP and AIMCO. The principal business address of each of AIMCO-GP and AIMCO and, unless otherwise indicated, each person identified below, is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. The two directors of AIMCO-GP are Terry Considine and Peter K. Kompaniez. All persons identified below are United States citizens.

NAME                            POSITION
----                            --------
Terry Considine                 Chairman of the Board of Directors and Chief Executive Officer
Peter K. Kompaniez              Vice Chairman, President and Director
Thomas W. Toomey                Executive Vice President - Finance and Administration
Joel F. Bonder                  Executive Vice President and General Counsel and Secretary
Patrick J. Foye                 Executive Vice President
Robert Ty Howard                Executive Vice President - Ancillary Services
Steven D. Ira                   Executive Vice President and Co-Founder
David L. Williams               Executive Vice President - Property Operations
Harry G. Alcock                 Senior Vice President - Acquisitions
Troy D. Butts                   Senior Vice President and Chief Financial Officer
Martha Carlin                   Senior Vice President - Ancillary Services
Joseph DeTuno                   Senior Vice President - Property Redevelopment
Jack W. Marquardt               Senior Vice President - Accounting
Leeann Morein                   Senior Vice President - Investor Services and Secretary
David O'Leary                   Senior Vice President - Buyers Access
R. Scott Wesson                 Senior Vice President - Chief Information Officer
Richard S. Ellwood              Director; Chairman, Audit Committee
J. Landis Martin                Director; Chairman, Compensation Committee
Thomas L. Rhodes                Director
John D. Smith                   Director

         2. BIOGRAPHICAL INFORMATION. The following is a biographical summary of the experience of the current directors and executive officers of AIMCO-GP and AIMCO for the past five years or more. Directors of AIMCO are identified by an asterisk.

NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
----                          ---------------------------------------------

Terry Considine*              Mr. Considine has been Chairman of the Board of
                              Directors and Chief Executive Officer of AIMCO since July 1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of Property Asset
                              Management, L.L.C., a Colorado limited liability company, and its related

NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
----                          ---------------------------------------------

                              entities (collectively, "PAM"), one of AIMCO's predecessors. On October 1, 1996, Mr. Considine was appointed Co-Chairman and director of Asset Investors Corp. and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr. Considine received a B.A. from Harvard College, a J.D. from Harvard Law School and is admitted as a member of the Massachusetts Bar. Mr. Considine has had substantial multifamily real estate experience. From 1975 through July 1994, partnerships or other entities in which Mr. Considine had controlling interests invested in approximately 35 multifamily apartment properties and commercial real estate properties. Six of these real estate assets (four of which were multifamily apartment properties and two of which were office properties) did not generate sufficient cash flow to service their related indebtedness and were foreclosed upon by their lenders, causing pre-tax losses of approximately $11.9 million to investors and losses of approximately $2.7 million to Mr. Considine.

Peter K. Kompaniez*           Mr. Kompaniez has been Vice Chairman, President
                              and a director of AIMCO since July 1994. Since
                              September 1993, Mr. Kompaniez has owned 75% of
                              PDI Realty Enterprises, Inc., a Delaware corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive
                              Officer. From 1986 to 1993, he served as President and Chief Executive Officer of Heron
                              Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and related assets. While at HFC, Mr.
                              Kompaniez administered the acquisition,
                              development and disposition of approximately
                              8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb where he had extensive real estate and REIT experience. Mr.
                              Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt
                              Hall). The downturn in the real estate markets in the late 1980s and early 1990s adversely affected the United States real estate operations of Heron
                              International N.V. and its subsidiaries and affiliates (the "Heron Group"). During this period from 1986 to 1993, Mr. Kompaniez served as President and Chief Executive Officer of Heron
                              Financial Corporation ("HFC"), and as a director or officer of

NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
----                          ---------------------------------------------

                              certain other Heron Group entities. In 1993, HFC, its parent Heron International, and certain other members of the Heron Group voluntarily entered into restructuring agreements with separate groups of their United States and international creditors. The restructuring agreement for the United States members of the Heron Group generally provided for the joint assumption of certain liabilities and the pledge of unencumbered assets in support of such liabilities for the benefit of their United States creditors. As a result of the restructuring, the operations and assets of the United States members of the Heron Group were generally separated from those of Heron International and its non-United States subsidiaries. At the conclusion of the restructuring, Mr. Kompaniez commenced the operations of PDI, which was engaged to act as asset and corporate manager of the continuing United States operations of HFC and the other United States Heron Group members for the benefit of the United States creditors. In connection with certain transactions effected at the time of the initial public offering of AIMCO Common Stock, Mr. Kompaniez was appointed Vice Chairman of AIMCO and substantially all of the property management assets of PDI were transferred or assigned to AIMCO.

Thomas W. Toomey              Mr. Toomey has served as Senior Vice President -
                              Finance and Administration of AIMCO since January
                              1996 and was promoted to Executive
                              Vice-President-Finance and Administration in
                              March 1997. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln
                              Property Company ("LPC") as well as Vice
                              President/Senior Controller and Director of
                              Administrative Services of Lincoln Property
                              Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From 1984 to 1990, he was an audit manager with Arthur
                              Andersen & Co. where he served real estate and banking clients. From 1981 to 1983, Mr. Toomey was on the audit staff of Kenneth Leventhal &
                              Company. Mr. Toomey received a B.S. in Business
                              Administration/Finance from Oregon State
                              University and is a Certified Public Accountant.

Joel F. Bonder                Mr. Bonder was appointed Executive Vice President
                              and General Counsel of AIMCO effective December
                              8, 1997. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General
                              Counsel of NHP from April 1994 until December
                              1997. Mr. Bonder served as Vice President and
                              Deputy General Counsel of NHP from June 1991 to
                              March 1994 and as Associate General Counsel of
                              NHP from 1986 to 1991. From 1983 to 1985, Mr.
                              Bonder was with the Washington, D.C. law firm of Lane & Edson, P.C. From 1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder

NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
----                          ---------------------------------------------

                              received an A.B. from the University of Rochester and a J.D. from Washington University School of Law.

Patrick J. Foye               Mr. Foye has served as Executive Vice President
                              of AIMCO since May 1998. Prior to joining AIMCO,
                              Mr. Foye was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP from
                              1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992 through 1994. Mr. Foye is also Deputy
                              Chairman of the Long Island Power Authority and serves as a member of the New York State
                              Privatization Council. He received a B.A. from
                              Fordham College and a J.D. from Fordham
                              University Law School.

Robert Ty Howard              Mr. Howard was appointed Executive Vice President
                              - Ancillary Services in February 1998. Prior to joining AIMCO, Mr. Howard served as an officer and/or director of four affiliated companies, Hecco Ventures, Craig Corporation, Reading
                              Company and Decurion Corporation. Mr. Howard was responsible for financing, mergers and acquisitions activities, investments in commercial real estate, both nationally and internationally, cinema development and interest rate risk management. From 1983 to 1988, he was employed by Spieker Properties. Mr. Howard received a B.A. from Amherst College, a J.D. from Harvard Law School and an M.B.A. from Stanford
                              University Graduate School of Business.

Steven D. Ira                 Mr. Ira is a Co-Founder of AIMCO and has served
                              as Executive Vice President of AIMCO since July
                              1994. From 1987 until July 1994, he served as
                              President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired extensive experience in property management. Between 1977 and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan, Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and Ira. Mr. Ira served for several years on the National Apartment Manager Accreditation Board and is a former president of both the National
                              Apartment Association and the Colorado Apartment
                              Association. Mr. Ira is the sixth individual elected to the Hall of Fame of the National
                              Apartment Association in its 54-year history. He holds a Certified Apartment Property Supervisor
                              (CAPS) and a Certified Apartment Manager designation from the National Apartment
                              Association, a Certified Property Manager (CPM) designation from the National Institute of Real
                              Estate Management (IREM) and he is a member of the Board of Directors of the National
                              Multi-Housing Council, the National Apartment
                              Association and the Apartment Association of Metro Denver. Mr. Ira received a B.S. from
                              Metropolitan State College in 1975.

NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
----                          ---------------------------------------------

David L. Williams             Mr. Williams has been Executive Vice President -
                              Operations of AIMCO since January 1997. Prior to joining AIMCO, Mr. Williams was Senior Vice
                              President of Operations at Evans Withycombe
                              Residential, Inc. from January 1996 to January
                              1997. Previously, he was Executive Vice President at Equity Residential Properties Trust from
                              October 1989 to December 1995. He has served on
                              National Multi-Housing Council Boards and NAREIT committees. Mr. Williams also served as Senior
                              Vice President of Operations and Acquisitions of
                              US Shelter Corporation from 1983 to 1989. Mr.
                              Williams has been involved in the property management, development and acquisition of real estate properties since 1973. Mr. Williams received his B.A. in education and administration from the University of Washington in 1967.

Harry G. Alcock               Mr. Alcock has served as Vice President since
                              July 1996, and was promoted to Senior Vice
                              President - Acquisitions in October 1997, with responsibility for acquisition and financing activities since July 1994. From June 1992 until
                              July 1994, Mr. Alcock served as Senior Financial
                              Analyst for PDI and HFC. From 1988 to 1992, Mr.
                              Alcock worked for Larwin Development Corp., a Los
                              Angeles based real estate developer, with responsibility for raising debt and joint venture equity to fund land acquisitions and development.
                              From 1987 to 1988, Mr. Alcock worked for Ford
                              Aerospace Corp. He received his B.S. from San
                              Jose State University.

Troy D. Butts                 Mr. Butts has served as Senior Vice President and
                              Chief Financial Officer of AIMCO since November
                              1997. Prior to joining AIMCO, Mr. Butts served as a Senior Manager in the audit practice of the Real Estate Services Group for Arthur Andersen
                              LLP in Dallas, Texas. Mr. Butts was employed by
                              Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family real estate investment trusts. Mr. Butts holds a Bachelor of Business Administration degree in Accounting from Angelo State University and is a Certified Public Accountant.

Martha Carlin                 Ms. Carlin has served as Vice President since
                              September 1996 and was promoted to Senior Vice
                              President - Ancillary Services in December 1997.
                              From December 1995 until September 1996, Ms.
                              Carlin served as Chief Financial Officer for
                              Wentwood Investment Partners. Ms. Carlin was employed by Arthur Andersen LLP for six years, with a primary focus in real estate. Ms. Carlin was also employed by MCI Communications and Lincoln Property Company. Ms. Carlin received a
                              B.S. from the University of Kentucky and is a certified public accountant.

NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
----                          ---------------------------------------------

Joseph DeTuno                 Mr. DeTuno has been Senior Vice President -
                              Property Redevelopment of AIMCO since September
                              1997. Mr. DeTuno was president and founder of JD
                              Associates, his own full service real estate consulting, advisory and project management company which he founded in 1990. JD Associates provided development management, financial analysis, business plan preparation and implementation services. Previously, Mr. DeTuno served as President/Partner of Gulfstream
                              Commercial Properties, President and Co-managing
                              Partner of Criswell Development Company, Vice
                              President of Crow Hotel and Company and Project
                              Director with Perkins & Will Architects and
                              Planners. Mr. DeTuno received his B.A. in architecture and is a registered architect in Illinois and Texas.

Jack W. Marquardt             Mr. Marquardt has been Senior Vice President -
                              Accounting of AIMCO since September 1997. Mr.
                              Marquardt brings over 17 years of real estate accounting experience to AIMCO. From October 1992 through August 1997, Mr. Marquardt served as Vice
                              President/Corporate Controller and Manager of
                              Data Processing for Transwestern Property
                              Company, where he was responsible for corporate accounting, tax, treasury services and computer systems. From August 1986 through September 1992,
                              Mr. Marquardt worked in the real estate
                              accounting area of Aetna Realty Investors, Inc.
                              serving as Regional Controller from April 1990 through September 1992. Mr. Marquardt received a
                              B.S. in Business Administration/Finance from Ohio
                              State University.

Leeann Morein                 Ms. Morein has served as Senior Vice President -
                              Investor Services since November 1997. Ms. Morein has served as Secretary of AIMCO since July 1994.
                              From July 1994 until October 1997 Ms. Morein also served as Chief Financial Officer. From September
                              1990 to March 1994, Ms. Morein served as Chief
                              Financial Officer of the real estate subsidiaries of California Federal Bank, including the general partner of CF Income Partners, L.P., a publicly-traded master limited partnership. Ms.
                              Morein joined California Federal in September
                              1988 as Director of Real Estate Syndications
                              Accounting and became Vice President-Financial
                              Administration in January 1990. From 1983 to
                              1988, Ms. Morein was Controller of Storage
                              Equities, Inc., a real estate investment trust, and from 1981 to 1983, she was Director of Corporate Accounting for Angeles Corporation, a real estate syndication firm. Ms. Morein worked on the audit staff of Price Waterhouse from 1979 to 1981. Ms. Morein received a B.A. from Pomona
                              College and is a Certified Public Accountant.

David O'Leary                 Mr. O'Leary has been President of Property
                              Services Group, Inc., an AIMCO subsidiary since
                              December 1997. Property Services Group, Inc.
                              administers the Buyers Access program.

NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
----                          ---------------------------------------------

                              From 1993 until 1997, Mr. O'Leary served as
                              Regional Vice President and Senior Vice President for Property Services Group, Inc., with responsibility for program marketing and sales. From 1981 to 1993 Mr. O'Leary served as Vice President and Executive Vice President for Commonwealth Pacific Inc., a privately held real estate investment and management firm based in Seattle, Washington. During his tenure with Commonwealth Pacific, Inc., Mr. O'Leary was responsible for acquisitions, dispositions, development, and asset management from offices located in Houston and Dallas, Texas, Atlanta, Georgia and Seattle, Washington. Mr. O'Leary also served as Vice President for Johnstown American Companies, directing acquisition activities for the Northeast United States. Mr. O'Leary received his B.A. Degree from the University of Utah in 1979.

R. Scott Wesson               Mr. Wesson has served as Senior Vice President -
                              Chief Information Officer of AIMCO since July
                              1997. From 1994 until 1997, Mr. Wesson served as
                              Vice President of Information Services at Lincoln
                              Property Company, where he was responsible for information systems infrastructure, technology planning and business process re-engineering.
                              From 1992 to 1994, Mr. Wesson served in the role of Director of Network Services for Lincoln
                              Property Company, where he was responsible for the design and deployment of the company's Wide
                              Area Network and Local Area Networks, comprising over 2,500 workstations in over 40 locations nationwide. From 1988 to 1992, he was a systems consultant with Automatic Data Processing involved in design, planning and deployment of financial and human resources systems for several major, multinational organizations. From 1984 to 1987, he was a Senior Analyst with Federated
                              Department Stores, Inc. involved in planning and distribution. Mr. Wesson received his B.S. from the University of Texas in 1984.

Richard S. Ellwood*           Mr. Ellwood was appointed a Director of AIMCO in
  12 Auldwood Lane            July 1994 and is currently Chairman of the Audit
  Rumson, NJ  07760           Committee. Mr. Ellwood is the founder and
                              President of R.S. Ellwood & Co., Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987,
                              Mr. Ellwood had 31 years experience on Wall
                              Street as an investment banker, serving as:
                              Managing Director and senior banker at Merrill
                              Lynch Capital Markets from 1984 to 1987; Managing
                              Director at Warburg Paribas Becker from 1978 to
                              1984; general partner and then Senior Vice
                              President and a director at White, Weld & Co.
                              from 1968 to 1978; and in various capacities at J.P. Morgan & Co. from 1955 to 1968. Mr. Ellwood currently serves as a director of FelCor Suite
                              Hotels, Inc. and Florida East Coast Industries,
                              Inc.

NAME                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
----                          ---------------------------------------------

J. Landis Martin*             Mr. Martin was appointed a Director of AIMCO in
  1999 Broadway               July 1994 and became Chairman of the Compensation
  Suite 4300                  Committee in March 1998. Mr. Martin has served as
  Denver, CO  80202           President and Chief Executive Officer and a
                              Director of NL Industries, Inc., a manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates
                              Titanium Metals Corporation ("TIMET") and NL
                              Industries, Inc., since 1990 and as Chief
                              Executive Officer and a director of Tremont since
                              1998. Mr. Martin has served as Chairman of Timet, an integrated producer of titaniu m, since 1987 and Chief Executive Officer since January 1995.
                              From 1990 until its acquisition by Dresser
                              Industries, Inc. ("Dresser") in 1994, Mr. Martin served as Chairman of the Board and Chief
                              Executive Officer of Baroid Corporation, an oilfield services company. In addition to Tremont, NL and TIMET, Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.

 Thomas L. Rhodes*            Mr. Rhodes was appointed a Director of AIMCO in
  215 Lexington Avenue        July 1994. Mr. Rhodes has served as the President
  4th Floor                   and a Director of National Review magazine since
  New York, NY 10016          November 30, 1992, where he has also served as a
                              Director since 1998. From 1976 to 1992, he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General Partner from 1987 until November 27,
                              1992. He is currently Co-Chairman of the Board, Co-Chief Executive Officer and a Director of
                              Commercial Assets Inc. and Asset Investors
                              Corporation. He also serves as a Director of Delphi Financial Group, Inc. and its subsidiaries, Delphi International Ltd., Oracle
                              Reinsurance Company, and the Lynde and Harry
                              Bradley Foundation. Mr. Rhodes is Chairman of the
                              Empire Foundation for Policy Research, a Founder and Trustee of Change NY, a Trustee of The
                              Heritage Foundation, and a Trustee of the Manhattan Institute.

 John D. Smith*               Mr. Smith was appointed a Director of AIMCO in
  3400 Peachtree Road         November 1994. Mr. Smith is Principal and
  Suite 831                   President of John D. Smith Developments. Mr.
  Atlanta, GA  30326          Smith has been a shopping center developer, owner
                              and consultant for over 8.6 million square feet of shopping center projects including Lenox
                              Square in Atlanta, Georgia. Mr. Smith is a
                              Trustee and former President of the International
                              Council of Shopping Centers and was selected to be a member of the American Society of Real
                              Estate Counselors. Mr. Smith served as a Director for Pan-American Properties, Inc. (National Coal
                              Board of Great Britain) formerly known as Continental Illinois Properties. He also serves as a director of American Fidelity Assurance
                              Companies and is retained as an advisor by Shop
                              System Study Society, Tokyo, Japan.

                                 EXHIBIT INDEX




    EXHIBIT NO.                          DESCRIPTION
    -----------                          -----------

        7.1 Assignment and Assumption Agreement, dated as of October 1, 1998, between IPLP and AIMCO OP (incorporated by reference to Exhibit (c)(1) to Amendment No. 8 to the Tender Offer Statement on Schedule 14D-1 filed by Cooper River Properties, L.L.C., IPLP, IPT and AIMCO on October 19, 1998, with respect to Consolidated Capital Institutional Properties).

        7.2 Agreement and Plan of Merger, dated as of October 1, 1998, by and between AIMCO and IPT (incorporated by reference to Exhibit
                2.1 of IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1, 1998).

        7.3 Irrevocable Limited Proxy, dated October 1, 1998, granted by AIMCO to Andrew L. Farkas, James A. Aston and Frank M. Garrison (incorporated by reference to Exhibit 99.1 of IPT's Current Report on Form 8-K, File No. 1- 14179, dated October 1, 1998).

        7.4 Second Amended and Restated Bylaws of IPT, dated October 2, 1998 (incorporated by reference to Exhibit 3.2 of IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1, 1998).

        7.5 Shareholders' Agreement, dated October 1, 1998, among AIMCO, Andrew L. Farkas, James A. Aston and Frank M. Garrison (incorporated by reference to Exhibit 99.2 of IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1, 1998).

        7.6 Agreement of Joint Filing, dated October 26, 1998, among the Reporting Persons.

                                      27